UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-71045

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MOMENT MARKETS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

395 HUDSON STREET, 10TH FLOOR
(No. and Street)

NEW YORK	NY	10014
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Heather Fitzgerald	212-668-8700	hfitzgerald@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Aprio, LLP
(Name – if individual, state last, first, and middle name)

350 Fifth Avenue, Suite 4320	New York	NY	10118
(Address)	(City)	(State)	(Zip Code)

11/25/2003	926
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Julius Leiman-Carbia, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Moment Markets LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: DocuSigned by: [signature] F95720A37E124C4...

Title: Chief Legal and Compliance Officer

____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MOMENT MARKETS, LLC

Statement of Financial Condition
and
Report of Independent Registered Public Accounting Firm
As of December 31, 2025

MOMENT MARKETS, LLC
TABLE OF CONTENTS
As of December 31, 2025



<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To the Member of
Moment Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Moment Markets, LLC, the "Company", as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Very truly yours,

Aprio, LLP

Aprio, LLP

We have served as Moment Markets, LLC's auditor since 2024.

New York, New York

March 26, 2026

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Cash and Cash Equivalents	$	511,733
Accounts Receivable		298,607
Securities Owned, at Fair Value		615,154
Due from Clearing Firm		157,247
Deposits with Clearing Firm		837,997
Contract Assets		65,222
Prepaid Assets		13,762
Total assets	$	2,499,722

LIABILITIES AND MEMBER'S EQUITY
Liabilities:

Accounts Payable and Accrued Expenses	$	87,450
Due to Parent		1,106,191
Total liabilities	$	1,193,641

Member's Equity	$	1,306,081

Total liabilities and member's equity	$	2,499,722

The accompanying notes are an integral part of this statement of financial condition.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Moment Markets, LLC (the "Company") a Delaware limited liability company, was formed on January 17, 2023, and was granted its license as a broker dealer in September 2023. The Company was organized to assist clients in executing trades for fixed income investments. The Company serves as an introducing broker dealer only and engages with the clearing firm to execute and clear trades for clients based on the strategies set up through the order management system. The Company is a wholly owned subsidiary of Moment Technology Inc. (the "Parent"), a business focused on developing and selling a proprietary application programming interface that assists customers in executing fixed income asset transactions. The Parent has developed, owns, controls, operates, and maintains a proprietary order management system (the "Platform") that may be licensed and used by broker dealers for the purposes of executing fixed income trading activities. The Company licenses the parent's technology and is a broker dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains cash balances at a financial institution which, at times, may exceed federally insured limits. Accounts at this institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to applicable limits. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to significant risk related to its cash balances.

Deposits with Clearing Firm

Deposits with the clearing firm represent cash deposited with the Company's clearing firm for the purpose of supporting clearing and settlement activities.

Accounts Receivable and Allowance for Expected Credit Losses

The Company measures the allowance for credit losses in accordance with adopted ASC Topic 326, Financial Instruments – Credit Losses (ASC 326). ASC 326 prescribes the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under ASC 326, the Company has the ability to determine whether there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing the CECL framework taking into consideration the risk characteristics of the financial assets and the counterparties. The expected credit loss is typically estimated using both quantitative and qualitative methods that consider a variety of factors such as historical loss experience, credit worthiness of the counterparties, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability. Economic conditions that have historically been key drivers of increases and decreases in credit losses include variables such as, but are not limited to, unemployment rates, real estate prices, gross domestic product levels, corporate bond spreads, and long-term interest rate forecasts. The Company's expectation is that the credit risk associated with fee and general receivables is not significant until they are 90 days past due based on contractual arrangement and expectation of collection in accordance with industry standards.

The Company had an accounts receivable balance of $298,607 and $112,452 as of December 31, 2025 and December 31, 2024, respectively.

The Company's receivables from the clearing firm includes deposits of cash, and accounts receivables for fees earned in the generation of revenue. These receivables generally do not give rise to material credit risk therefore any such allowance is not material to the financial statement due to their short-term nature or due to the credit protection framework inherent in the design and operations of clearing brokers.

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Contract Assets

The Company's contract assets represent arrangements in which revenue has been recognized (i.e., services have been transferred to the customer), but customer payment is contingent on a future event. Generally, performance obligations under client arrangements will be settled and the related revenue is recognized within three years. The Company had a contract asset balance of $65,222 and $83,749 as of December 31, 2025 and December 31, 2024, respectively.

Income Taxes

The Company is a single-member Limited Liability Company. Accordingly, it is a disregarded entity for tax purposes and is not subject to taxes on its income. The Company has adopted provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate all of its tax positions to determine if they are more likely than not to be sustained during examinations. A tax position includes the entity's status. The Company believes it has no uncertain positions.

2. Related Party Transactions

The Company and its Parent have executed a written agreement whereby certain costs are allocated to the Company for occupancy and common operating costs, and cash settled pursuant to the agreement. The Company also licenses the technology held at the Parent, for which it earns subscription revenue and pays the Parent a usage-based fee. During the year ended December 31, 2025, the Company incurred $684,000 in license fees due to the Parent. As of December 31, 2025, the Company had an outstanding balance of $1,106,191 due to the Parent.

The parent company of the Company's clearing broker, Apex Fintech Solutions LLC, holds warrants to purchase shares of common stock in the Parent Company.

3. Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 – Inputs to the valuation methodology are:

- Quoted prices for similar assets or liabilities in active markets.
- Quoted prices for identical or similar assets or liabilities in inactive markets.
- Inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

The Company held the following securities as of December 31, 2025:

	Fair Value Hierarchy Level	Fair Value	
U.S. Treasury bills and notes	1	$	451,413
Government Municipal bonds	2	$	4,994
Corporate bonds	2	$	158,747
Total Securities owned		$	615,154

4. Net Capital and Customer Protection Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital, as defined under such provisions. Additionally, the Company is required to maintain a net capital ratio (a ratio of aggregate indebtedness to net capital) of not more than 1500%. At December 31, 2025, the Company had net capital of $863,946 which was $763,946 in excess of its required capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1 to 1.38 as of December 31, 2025.

The Company does not handle cash or securities on behalf of customers. Therefore, the Company is exempt from the requirements of SEC Rule 15c3-3 under paragraph (k)(2)(ii).

5. Concentration of Credit Risk

The Company is exposed to credit risk to the extent that the clearing broker with which it conducts business is unable to fulfill its contractual obligations on the Company's behalf. At December 31, 2025, the Company maintained a clearing deposit of $125,227, cash of $712,770, and securities held in inventory of $615,154. Management monitors the financial condition of the clearing broker and does not anticipate any losses from this counterparty.

6. Risks and Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of or providing services to the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of these representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

7. Commitments and Contingencies

The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation.

8. Subsequent Events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the Financial Statement through March 26, 2026, which is the date the financial statement was available to be issued. There were no subsequent events that required adjustment to or disclosure in the financial statement.